Mail Stop 6010

                                                    December 20,
2006




VitaCube Systems Holdings, Inc.
480 South Holly Street
Denver, CO 80246
Attn: John Pougnet

       Re:     VitaCube Systems Holdings, Inc.
               Preliminary revised proxy statement filed on December
18, 2006
               File No. 1-32420

Dear Mr. Pougnet:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3 Proposal to Permit the Future Issuance and Sale of
Common
Stock in
Connection with Financing Activities

   1. We note that your revised proxy statement now includes a proposal to issue between 1,653,333 shares of common stock and 1,920,000 warrants to purchase common stock; and 7,854,545 shares of common stock and 7,854,545. Please revise your proxy statement to describe the circumstances under which you will issue the maximum number of shares authorized for issuance and the minimum

John Pougnet
VitaCube Holdings, Inc.
December 20, 2006
Page 2
       shares authorized for issuance. Your disclosure should explain how you intend to determine the number of shares to be issued.

   2. We note that the price of the offering will be determined based on a discount to the market price of the common stock. Please quantify the discount to the market price or explain how the discount will be determined.

   3. Please provide us with your analysis supporting your determination that this proposal is sufficient to satisfy the listing standards of the
American
Stock
      Exchange. Our concern is the lack of specificity concerning the number of shares and warrants to be issued and the purchase price.

   4. We note that your proposal includes an issuance of 2,500,000 shares of common stock to satisfy contractual obligations. Please revise the disclosure to describe the contractual obligations and identify the party or parties to which you will issue the shares.

   5. Please identify the new product you intend to launch in early
2007 using
the
      proceeds from the issuance.


         As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
and

   the company may not assert staff comments as a defense in any proceeding initiated

John Pougnet
VitaCube Holdings, Inc.
December 20, 2006
Page 3
    by the Commission or any person under the federal securities laws of the
United
    States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in
our review
of your filing or in response to our comments on your filing.




      Any questions should be directed to Suzanne Hayes, Legal
Branch
Chief, at
(202)
551-3675.

                                              Sincerely,



                                               Jeffrey Riedler
                                               Assistant Director